Exhibit (h)(5)

SERVICES AGREEMENT FOR MONEY MARKET STRESS TESTING

This Services Agreement for Money Market Stress Testing is effective as of May 3, 2010 by and between Investor Analytics LLC (“IA”) and Natixis Cash Management Trust – Money Market Series (“Client”).

1.	BACKGROUND.

Investor Analytics is a Software-as-a-Service Provider that offers Internet-based reporting of its analyses of financial portfolios. This Agreement relates to (a) the configuration by IA of its money market stress test protocol (the “IA Service”) for use by Client, including its officers, investment adviser and sub-adviser (collectively the Client or “Users”) and (b) use of the IA Service by Users in connection with the management of the Client. In consideration of the mutual covenants contained in this Agreement, IA and Client agree as follows:

2.	SERVICES BY IA.

(a)	Client Site Configuration. IA will provide to Client access to IA’s Internet site, and provide for Client at such site a password protected web page containing a downloadable PDF report which will be delivered by PDF download of the IA Service (the “Client Site”). The specifications for the Client Site are set forth on Schedule 1 attached hereto, together with the cost, timetable and payment schedule for integrating Client data into and maintaining the Client Site. IA will use all commercially reasonable efforts, subject to Section 11(j), to conform to the timetable. To the extent that Client desires to change any of the Specifications after the date hereof, IA agrees to evaluate its ability to make the requested change, and to prepare an estimate of the anticipated time and cost (if any) of such change. After receiving IA’s estimate of the time and cost for the change, Client will notify IA whether it desires to proceed with such change. If Client desires to proceed with the change, Schedule 1 will be amended accordingly.

(b)	Client Site Maintenance. Once operational, IA will maintain the Client Site for the annual fee set forth on Schedule 1 attached hereto, which fee can be changed from time to time by IA upon 90 days’ prior written notice to Client.

(c)	Portfolio Analysis. If requested by Client and agreed to by IA, IA will provide additional specific risk transparency services for an additional fee. The nature of any such services, and the related fees, will be set forth on Schedule 1 attached hereto, as the same may from time to time be amended by the mutual written agreement of the parties. All services listed on Schedule 1 will be bound by this Agreement.

3.	ACCESS TO THE CLIENT SITE; DISSEMINATION OF INFORMATION.

(a)	Grant of Access. IA hereby grants Client a non-transferable and non-exclusive right for Users to access the Service, subject to Client’s compliance with all terms and conditions of this Agreement.

(b)	Responsibility for Users. Client hereby accepts responsibility for the acts and omissions of all of its users.

(c)

Ownership. Client acknowledges that the technologies and methodologies of the IA Service and those incorporated into the Client Site have been developed by IA at significant expense, and are proprietary to and owned by IA. Client will not (i) permit any third party, including Client’s customers, access to the Client Site unless expressly called for in Schedule 1 provided for in writing by IA, (ii) utilize the Client Site to provide services to or for any third party or portfolio other than the Client, or (iii) knowingly damage or compromise IA’s patent, copyright, trademark, trade secret or other proprietary interests in the IA Service, the Client Site, and the technologies embedded therein.

(d)	Third Party Information Providers. Client acknowledges that IA obtains certain market and other information from third party providers and the use of such information is limited by the agreements between IA and such information providers. Accordingly, Client must obtain the prior written consent of IA prior to disseminating to any third party, including Client’s customers, any information from the Client Site, or permitting any such party to have direct access to the Client Site. IA may withhold such consent in its sole discretion, and it will do so if the consent of the appropriate information provider cannot be obtained. Notwithstanding the above, IA hereby consents to Client sharing such information with its trustees, officers, investment adviser and sub-adviser.

(e)	Input of Portfolio Information. Client will be responsible for the electronic delivery of all portfolio files to IA in a format and delivery method approved by IA. Once obtained and approved, IA will be responsible for the input of all such data.

4.	PAYMENT AND TAXES.

(a)	Payment. As denoted on Schedule One of this Agreement, IA will bill Client in advance and payment of all fees will be due upon receipt of invoice. Client will be responsible for payment of all state and local sales and use taxes, if any, levied upon the charges payable hereunder.

(b)	Breach. In the event Client defaults in the payment of any fee due to IA under this Agreement, and such default is not cured within 10 days after notice thereof is delivered by IA, IA may suspend Client’s password and deny access to the Client Site until such payment is made in full. Suspending Client’s access to the Client Site will be in addition to, and not in lieu of, any other remedy that may be available to IA as a result of such breach.

5.	OTHER ACTIVITIES OF IA.

Nothing contained herein will prohibit IA or any member, manager, officer, employee or agent of IA, or any individual or organization associated or affiliated with any of the foregoing (collectively, “IA Affiliates”), from (i) acting in any capacity, including as a service provider, investment manager or advisor to any individual or organization, (ii) from participating in any entity, including service providers, investment managers or advisor or (iii) from making investments in any companies, including companies which compete with Client.

INDEMNIFICATION.

6.	Neither IA nor any of the IA Affiliates will be liable, responsible or accountable in damages or otherwise to Client, any of its members, managers, officers, employees or agents, a portfolio or any owner of an interest in any portfolio (collectively, “Client Affiliates”) for any loss, damage or liability (including tax liabilities) incurred by reason of any investment decision made based upon the IA Service or the Client Site, or any error in judgment or any act or failure to act arising out of the activities of the Client or any of the Client Affiliates (“Indemnified Losses”). Client will indemnify and hold harmless, to the fullest extent permitted by law, IA and the IA Affiliates who are or were a party, or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of Client or any portfolio), by reason of any Indemnified Losses.

7.	CONFIDENTIALITY.

(a)	“Confidential Information” of either party means any scientific, computer or other technical information, technology, research, design, idea, process, procedure, formula or improvement, or any portion or phase thereof that relates to a system or service similar to the IA Service; information relating to any current or proposed products, services, methods, businesses or business plans, marketing, pricing, distribution and other business strategies comparable to the IA Service; lists of, or any other information relating to, any customers, investors, shareholders, suppliers, dealers, agents or employees and the relationships therewith; the terms of this Agreement, and any financial information (including portfolio holdings) relating to any of the foregoing or to the Client, whether disclosed verbally, visually or in writing.

(b)	Exclusions. Confidential Information does not include the information that, as proved by written records:

(i)	Public Domain. Is or becomes a part of the public domain through no act or omission on the part of the receiving party and no violation of any obligation of nondisclosure by any third party.

(ii)	Independently Developed. Is independently developed by the receiving party without reference to the disclosing party’s Confidential Information, as evidenced through written records created in the normal course of the receiving party’s business.

(iii)	Third Party Source. Is disclosed to the receiving party through a third party source or series of sources without any violation of nondisclosure with respect to such information by any source(s) in the series.

(iv)	Already in Possession. Is rightfully in the possession of the receiving party prior to receipt.

(c)	Duties. Both Client and IA will:

(i)	Nondisclosure Methods. Use commercially reasonable methods, at least as substantial as the methods it uses to protect its own confidential information of a similar nature, to cause its employees to maintain the confidentiality of the Confidential Information by not copying, publishing, disclosing to third parties (including, without limitation, Client Affiliates) or using the Confidential Information;

(ii)	Advise Employees. Advise each employee, officer and owner before receiving direct or indirect access to the Confidential Information of the Company’s obligations regarding the Confidential Information under this Agreement.

(iii)	Disclosures to Agents. Client and IA may share Confidential Information with its attorneys, accountants, and financial advisors, and subcontractors who are under an obligation of confidentiality and nondisclosure no less protective of Client’s and IA’s Confidential Information than the terms and conditions of this Agreement. The receiving party assumes all liability and responsibility for such third parties’ and subcontractors’ compliance with and breach of the terms and conditions of this Agreement as if such third parties’ and subcontractors’ acts and omissions were receiving party’s own.

(d)	No Reverse Engineering. Client will not reverse engineer, disassemble, decompile, or otherwise attempt to gain access to any prototypes, software, scripts or other items that embody the IA Service and IA’s Confidential Information.

(e)	Unfairness. Neither party will use any Confidential Information to unfairly compete against, or obtain an unfair advantage over, the other party in any commercial activity which may be comparable to the Client Site or the IA Service.

(f)	Required Disclosures. In the event any Confidential Information is required to be disclosed by statute, rule, regulation or order of any court of competent jurisdiction, or governmental entity having jurisdiction over receiving party, before any such disclosure receiving party will provide notice to the other party reasonably sufficient to allow the other party the opportunity to apply for a protective order or other restriction regarding such disclosure. In the event such Confidential Information is disclosed in such circumstances, such Confidential Information will continue to constitute Confidential Information in all other circumstances pursuant to this Agreement.

8.	WARRANTIES AND REMEDIES.

(a)	Limited Warranty. IA warrants that the services to be performed by it hereunder will be performed in a good and competent manner in accordance with reasonable and professionally accepted standards. Client’s sole and exclusive remedy for breach by IA of the foregoing warranty will be for IA to promptly re-perform the non-conforming service.

(b)	Disclaimer. THE EXPRESS WARRANTIES SET FORTH IN SECTION 8(a) HEREOF IS IN LIEU OF ANY AND ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ALL

WARRANTIES OF TITLE, NONINFRINGEMENT, MERCHANTABILITY AND OF FITNESS FOR A PARTICULAR PURPOSE, OR ARISING FROM COURSE OF DEALING, USAGE, OR TRADE, AND ANY AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED AND EXCLUDED BY IA.

9.	LIMITATION OF LIABILITIES.

(a)	Investment Decisions. IA provides portfolio management support services, including risk analysis, but it does not guarantee results. Client is solely responsible for its investment decisions, and Client agrees that IA will not be responsible to Client or Client Affiliates for any damages or losses incurred with respect to investment or other decisions made while utilizing the IA Service or the Client Site, or other services provided by IA hereunder.

(b)	Unavailability. Except as set forth in Section 8(a), IA will not be responsible to Client or Client Affiliates for the inaccuracy or unavailability of any information on the Client Site.

(c)	Limited Liability. IA’s total liability arising out of or in any way related to this Agreement or the transactions contemplated hereby will not exceed the total amount paid by Client for access to the Client Site in the 1 year preceding the date the claim arises. If IA’s liability arises out of or is in any way related to a loss or destruction of Client data, Client’s sole and exclusive remedy will be for IA to restore such data from its back-ups.

(d)	Limitation on Actions. No action, suit or other proceeding of any kind (including an arbitration proceeding) arising out of or relating to this Agreement may be brought against IA by Client or any other person more than one year after the date of delivery to Client of the product or rendition of the services out of or on which such action, suit or other proceeding arises or is based.

(e)	IN NO EVENT WILL IA BE LIABLE FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, EVEN IF IA KNEW, OR SHOULD HAVE HAD KNOWN, OF THE POSSIBILITY OF SUCH POTENTIAL DAMAGES.

10.	TERM AND TERMINATION.

(a)	Term. This Agreement will remain in effect until terminated pursuant to Section 10(b). Unless terminated, this Agreement will automatically renew for 6 month extended terms after the initial term of 9 months.

(b)	Termination by IA or Client. Each of IA and Client will have the right to terminate this Agreement:

(i)	upon 90 days’ prior written notice; or

(ii)	in the event that the other party (A) terminates or suspends its business or (B) becomes insolvent or subject to any bankruptcy or insolvency proceeding under any federal or state statute or to direct control by a trustee, receiver or similar representative.

(c)	Effect of Termination. In the event of any termination, Client’s access to the Client Site will be terminated effective on the termination date. If this Agreement is terminated by IA, at any time, or by Client effective any time after the initial term of this Agreement, Client’s obligation for payment hereunder will cease effective as of the termination date and, if Client has previously made payment for services beyond the effective date of termination, IA will refund such prepaid fees to Client pro rata from effective date of termination through the end of the period for which Client previously pre-paid. In the event of any termination by Client effective before the end of the initial term of this Agreement, Client shall not be entitled to any refund of pre-paid fees. Sections 3(b), 3(c), 4, 6, 7, 9, 10(c) and 11. will survive termination of this Agreement indefinitely.

11.	MISCELLANEOUS.

(a)	Governing Law and Venue. This Agreement will be governed by, construed and enforced in accordance with, the laws of the State of New York, and Client agrees to be subject to the jurisdiction of the courts in the State of New York if a suit is commenced in connection with this Agreement.

(b)	Employment Practices. Client agrees not to hire or solicit the employment of, or services from, any employee of IA unless approved in advance by the Chief Executive of IA until a minimum of one year as passed after such employee’s last day of employment with IA.

(c)	Assignment. Neither party may assign its rights or delegate its duties hereunder without the written consent of the other party. The provisions hereof will inure to the benefit of, and will be binding upon, the permitted successors and assigns of the parties.

(d)	Notices. All communications permitted or required to be given hereunder will be given in writing and will be mailed by registered or certified mail, postage prepaid, delivered either by hand or by messenger or sent by telex, telecopier, computer mail or other electronic means and addressed as follows:

If to IA:

Investor Analytics LLC

300 Connell Drive, Suite 5300

Berkeley Heights, NJ 07922

Attn: Mr. Damian Handzy

If to Client:

Natixis Cash Management Trust – Money Market Series

399 Boylston Street

Boston, MA 02116

Attn: Mr. Michael Kardok

Any party may change its address for notices by sending a notice of such change as provided in this Section 11(d) but such notice will not be effective until actually received by the party sought to be charged with knowledge thereof. All other notices, when so addressed and mailed, delivered or sent, will be deemed to be given when delivered or sent or two days after mailed.

(e)	No Waiver. No delay or omission to exercise any right or remedy accruing to a party will impair any such right or remedy or will be construed to be a waiver of or an acquiescence to any breach hereof or default hereunder or any similar breach or default thereafter occurring.

(f)	Injunctive Relief. In the event of a breach or threatened breach by either party of the provisions of Sections 3(c) or 7, the other party will have no adequate remedy at law and, accordingly, in addition to any other remedy which may be available to it at law or in equity, such other party will be entitled to an injunction against such breach or threatened breach.

(g)	Severability. If any provision of this Agreement is held unenforceable, in whole or in part such provision will be reformed to the minimum extent necessary to cause such provision to be enforceable while preserving the intent of the parties as expressed in, and the remainder of the provisions and portions thereof will remain in full force and effect.

(h)	Headings. The titles of the Sections hereof are inserted for convenience only, and are not to be considered in construing this Agreement.

(i)	Counterparts. This Agreement may be executed in one or more counterparts, each of which will constitute a complete and original instrument, but all of which together will constitute one and the same instrument. It will not be necessary when making proof of this Agreement or any counterpart hereof to account for any other counterpart hereof.

(j)	Force Majuere. IA will not be responsible for, or deemed to be in default hereunder due to, any delay or failure in performance resulting directly or indirectly from any cause beyond IA’s control, including, but not limited to, labor, material or equipment shortages, delays caused by suppliers or manufacturers, failures in communications or energy, shortages of labor, work stoppages, computer equipment failures or interruptions on the world wide web.

(k)	Use of Name / Press Release. Either party has the right, without permission of the other, to list or note said party as a client, business provider and/or business partner in public and private communications and marketing materials (including on websites and at speaking engagements that are not press conferences). Beyond such a listing, any and all public announcements or press releases made by either party which mentions the existence of this Agreement or the other party shall be approved in advance by said party in writing.

(l)	Amendment. Neither this Agreement nor any term hereof may be amended, waived, terminated or discharged, except by a written instrument signed by the parties.

(m)	Entire Agreement. This Agreement constitutes the entire, final and complete expression of the understanding and agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements and arrangements with respect thereto.

(n)	Use of Name. IA hereby agrees that it will not use the name Natixis Asset Management Advisors, L.P., Natixis Cash Management Trust or Natixis Funds except as agreed to in writing by an officer of Client.

(o)	Massachusetts Business Trust. Client is a

Massachusetts business trust and notice is hereby given that a copy of the Agreement and Declaration of Trust of Client is on file with the Secretary of the Commonwealth of Massachusetts, and that this Agreement is executed by an officer of the Trust, as an officer and not individually, on behalf of the trustees of the Trust, as trustees and not individually, and that the obligations of this Agreement with respect to the Trust shall by binding upon the assets and properties of the Trust and shall not be binding upon any of the Trustees, officers or shareholders of the Trust individually.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement on behalf of the parties on the date first written above.

AGREED BY:

NATIXIS CASH MANAGEMENT TRUST – Money Market Series		INVESTOR ANALYTICS LLC

By:	/s/ Michael Kardok	By:	/s/ Damian Handzy
Name:	Michael Kardok	Name:	Damian Handzy
Title:	Treasurer	Title:	Chief Executive Officer
Date:	5/3/10	Date:	5/3/10